Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated June 16, 2016

Relating to Preliminary Prospectus dated June 16, 2016

Registration Statement No. 333-206856

PSAV, INC.

FREE WRITING PROSPECTUS

This free writing prospectus is being filed solely to advise you of the availability of a revised preliminary prospectus, dated June 16, 2016 (the “Preliminary Prospectus”), that reflects changes from the preliminary prospectus dated June 6, 2016, and to provide you with a hyperlink to Amendment #7 of the Registration Statement on Form S-1 (File No. 333-206856), which includes the Preliminary Prospectus. References below to “we,” “us,” and “our” are used in the manner described in the preliminary prospectus dated June 6, 2016.

You should read carefully the Preliminary Prospectus before deciding to invest in our common stock, including the information presented under the section entitled “Risk Factors” and the consolidated financial statements and the related notes thereto.

To review a filed copy of our current registration statement and the Preliminary Prospectus, click on, or copy and post into your internet browser, the following link on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

http://www.sec.gov/Archives/edgar/data/1651035/000119312516623098/d98571ds1a.htm

Our Central Index Key, or CIK, on the SEC Web site is 0001651035.

We revised the Preliminary Prospectus to reflect the revised terms of the proposed offering as follows:

Common Stock Offered by Us:	14,193,548 shares of common stock (16,322,580 shares if the underwriters’ option to purchase additional shares is exercised in full).

Common Stock to be Outstanding After This Offering:	71,489,341 shares of common stock (73,618,373 shares if the underwriters’ option to purchase additional shares is exercised in full).

Option to purchase Additional Shares of Common Stock:	The underwriters have an option to purchase a maximum of 2,129,032 additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of the prospectus.

Price Range:	$12.00 to $13.00.

Midpoint of Price Range:	$12.50.

Use of Proceeds:	We estimate that the net proceeds from the sale of our common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $160.7 million based on an assumed initial public offering price of $12.50 per share (the midpoint of the estimated public offering price range set forth on the cover page of the Preliminary Prospectus). We intend to use the net proceeds from this offering to repay a portion of the outstanding borrowings under our second lien credit facility. See “Use of Proceeds” in the Preliminary Prospectus.

Updates to the disclosure related to these changes can be found throughout the Preliminary Prospectus.

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THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING GOLDMAN, SACHS & CO. AT 1-866-471-2526 OR MORGAN STANLEY & CO. LLC AT 1-866-718-1649.

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